6/3 AB

02018658

VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44118

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Fort Salonga Road
(No. and Street)

Northport (City) New York (State) 11768 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Oh (800) 383 8464
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David H. Grumer, C.P.A.
(Name — *if individual, state last, first, middle name*)

Floor 26, One Battery Park Plaza (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

OATH OR AFFIRMATION

I, Robert Taglich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taglich Brothers, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

RICHARD C. [illegible]
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Suffolk County
Commission Expires March 29, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID H. GRUMER
Certified Public Accountant
FLOOR 26
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

(212) 354-1770 (212) 809-5380
FAX (212) 809-5379

Independent auditor's report

The Stockholders
Taglich Brothers, Inc.
Northport New York

I have audited the statement of financial condition of Taglich Brothers, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Taglich Brothers, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 8, 2002

David H. Grumer

TAGLICH BROTHERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 259,972
Commissions receivable	160,057
Securities owned:	
Marketable equity securities, at market value	400,973
Not readily marketable, at estimated fair value	97,149
Other receivables less allowance for doubtful accounts of $47,418 in 2001 and $49,500 in 2000	322,990
Prepaid expenses	22,693
Due from affiliate	120,000
Other assets	6,593
TOTAL ASSETS	$1,390,427

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 543,558
State and local corporation taxes payable	14,732
TOTAL LIABILITIES	558,290
Contingencies	
STOCKHOLDERS' EQUITY	832,137
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,390,427

See the Accompanying Notes to the Statement of Financial Condition.

TAGLICH BROTHERS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Taglich Brothers, Inc. (formerly known as Taglich Brothers D'Amadeo Wagner & Co., Inc.), (the "Company"), a corporation, became a registered broker/dealer with the U.S. Securities and Exchange Commission in 1992. The Company is a member of the National Association of Securities Dealers and is registered to do business in fifty states and the District of Columbia. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company also provides investment banking services.

Revenue Recognition

Proprietary securities transactions and commission revenues are recorded on a trade date basis. Investment banking revenues arise from security offerings in which the company acts as an underwriter or agent. Investment banking revenues are recorded at the time the underwriting is completed.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities owned

Marketable equity securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Unrealized changes in market value are recognized in the period in which the change occurs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TAGLICH BROTHERS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)

DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes

The company has elected to be taxed as an "S" Corporation for both federal and New York State corporation tax purposes. Under the "S" corporation provisions, the company does not pay federal or New York State income tax, as the stockholders are individually liable for their tax on their portion of the Company's income. The company does pay New York State Franchise tax for S corporations and New York City General Corporation tax. Current income taxes are based on the taxable income for the year, as measured by the current year's state and city tax returns.

Comprehensive Income (Loss)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS:

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses.

At December 31, 2001 an affiliate is obligated to repay the Company $120,000.

NOTE 3 - PROFIT SHARING PLAN:

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. This contribution vests 100% for all employees. The Company does not make contributions to the employee account.

NOTE 4 – BROKERAGE ACTIVITIES:

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2001, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of approximately $177,000, which was $77,000 in excess of required net capital of $100,000. The ratio of aggregated indebtedness to net capital was 3.15 to 1.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in interest bearing deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2001.

NOTE 7 – REVENUE:

Approximately 15% of the Company's revenues were provided by one company for private placement and investment banking services.

NOTE 8 – STOCKHOLDERS' EQUITY:

Stockholders' equity consists of one class of common stock at no par value. The number of shares authorized is 200. The number of shares issued and outstanding are 130. There are 35.46 shares held in treasury.